EXHIBIT 99.3

RPS Energy Independent Evaluation and Review of Suncor Energy’s Reserves as of December 31, 2009 dated December 20, 2010

December 20th, 2010	Project Ref: ECV1516

Suncor Energy Inc.
P.O. Box 38
112 – 4th Avenue S.W.
Calgary, AB T2P 2V5
Canada

To: The Board of Directors of Suncor Energy Inc.

INDEPENDENT EVALUATION AND REVIEW OF SUNCOR ENERGY’S RESERVES

AS OF DECEMBER 31, 2009

At the request of Suncor Energy Inc. (“Suncor”), RPS Energy (“RPS”) evaluated Suncor’s reserves of oil, natural gas and natural gas liquids (NGLs), in selected “International” oil and gas properties, as of 31st December, 2009.  In addition, RPS carried out a review of Suncor’s estimates of its reserves of oil, natural gas and natural gas liquids (NGLs) in its remaining “International” oil and gas properties.  This letter summarizes the context, performance and findings of the RPS evaluation and review.

Context of Evaluation and Review

Suncor is a Canadian company which has securities that are traded on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange (NYSE).  Therefore, it must comply with Canadian securities laws, and is also subject to securities laws of the United States.

Canada’s National Instrument 51-101 (NI 51-101), “Standards for Disclosure for Oil and Gas Activities”, sets out Suncor’s reserves reporting requirements.  Suncor has applied for an exemption and received approval to disclose reserves in accordance with US Securities and Exchange Commission (SEC) rules (effective December 28, 2009; in effect for 1 year):

•                  Citation: Suncor Energy Inc., Re. 2009 ABASC 571     Date: 20091116

Although Suncor uses its own staff to prepare some of its reserves estimates, its internal corporate governance practices require that independent qualified reserves evaluators or auditors must be used to confirm the quality of the company’s reserves evaluation policies, practices and procedures. The objective of these activities is to provide the management and directors of Suncor with assurance that the reserves which have been estimated internally are materially correct.

Suncor has specified that for the year ending December 31, 2009 three of its “International” fields would be evaluated by an independent qualified reserves evaluator; for the remainder of its “International” fields the reserves have been evaluated by Suncor, with the results being reviewed by the independent qualified reserves evaluator.  It is in this context, that RPS was retained by Suncor to evaluate the company’s reserves in the selected properties, as of December 31, 2009, and to review the company’s own estimates of reserves in the remaining “International” properties.

Suncor’s “International” properties fall into two Geographical Areas (“North Sea” which covers the UK and Netherlands and “Other International”; which covers Libya, Syria and Trinidad & Tobago), and we understand from Suncor Energy that these properties represent approximately 7% of Suncor Energy’s Net After Royalty reserves (when expressed as barrels of oil equivalent).

Applicable Reserves Definitions

As of the 1st of January 2010 the SEC has issued new rules governing reporting oil and gas producing activities for companies with a financial year ending on or after December 31, 2009. RPS has used the following documents to interpret these rules and referenced collectively as SEC Rules 2009:

a)	Modernization of Oil and Gas Reporting (29/12/08)
http://www.sec.gov/rules/final/2008/33-8995.pdf

b)	Compliance and Disclosure Interpretations (26/10/09)
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

c)	Staff Accounting Bulletin No 113 (29/10/09)
http://www.sec.gov/interps/account/sab113.htm

The reported reserve volumes evaluated by RPS have been estimated in accordance with the standards set out in those documents.

The reported reserve volumes evaluated by Suncor have been reviewed by RPS against the same standards, and the reserves are determined in a manner and standard consistent with RPS practice.

Reserve Information

Suncor provided RPS with (i) access to basic data and documentation pertaining to the “International” oil and gas properties being evaluated by RPS (ii) all Reserve Information prepared by Suncor in respect of its “International” oil and gas fields being reviewed by RPS, and (iii) access to Suncor personnel who might have information relevant to the evaluation or review of such basic data, documentation and Reserve Information.

Conduct of the Evaluation and Review

For the purpose of this Evaluation and Review, RPS’s Primary Evaluators were Roy Wikramaratna and Graeme Simpson, whose qualifications are as follows:

•                  Roy Wikramaratna is a Principal Advisor and manager of the specialist reservoir engineering group at RPS’s Winfrith office, with over 30 years experience in oil reservoir engineering and groundwater resource evaluation.  He is a Member of the Energy Institute (MEI) and a Chartered Engineer (registration 569043) registered with the Engineering Council, UK.

•                  Graeme Simpson is a Director of RPS, with over 30 years of experience in exploration and production geoscience, with a major operator, in academia and through consultancy.  He has a PhD in Geology. He is a Certified Petroleum Geologist (number 5926) with the American Association of Petroleum Geologists and a Chartered Geologist. He is a member of the SPEE, and chairs the SPEE European Chapter.

The evaluations undertaken by RPS used a mix of performance based and volumetric methods as judged appropriate for each particular accumulation for the purposes of this report.  Our examination included such tests and procedures as we considered necessary under the circumstances to render the opinion set forth herein.

We are independent with respect to Suncor Energy as provided in the SPE Standards.

It should be understood that the RPS evaluation and review does not constitute a complete reserve study of the oil and gas properties of Suncor Energy.  In the conduct of our report, we have not independently verified the accuracy and completeness of information and data furnished by Suncor Energy with respect to ownership interests, oil and gas production, costs of operation and development, product prices, and agreements relating to current and future operations and sales of production.

If, in the course of our examination the validity or sufficiency of any information or data was brought into question, we did not rely on such information or data until we had satisfactorily resolved our concerns thereto or had independently verified such information or data.

Throughout its work, RPS endeavoured to reconcile with Suncor any differences of opinion that it may have held with Suncor on the estimates of reserves.

Methodology and Economic Assumptions

All price assumptions used in this report were supplied by Suncor and are summarised in the table below. All market prices are the average price in 2009 based on the price applicable on the 1st of every month. The only exceptions to this are for products that are based on a specific contract formula. No escalation has been applied to these prices except where a contract price includes a contractual escalation clause.

These prices and assumptions were reviewed by RPS Energy for reasonableness and were accepted as represented.

	Oil	Condensate	Sales gas				NGL		Propane	Butane
	US$/bbl	US$/t	p/therm	US$/mcf	US$/MMBtu	Eur/Nm3	£/t	US$/bbl	US$/t	US$/t

UK
Brent blend	60.67
Forties blend	60.53
Triton blend	61.83

Buzzard	58.41		17.53				152.95	25.09
Bittern	61.22
Guillemot West	61.83
Clapham	58.49
Pict	62.20
Saxon	65.30
Scott, Telford	60.53	507.40	25.90						463.04	457.92
Telford		354.16	32.40						324.13	320.54
Triton/Scott		507.40							463.04	457.92
Triton			32.55
Netherlands
Hanze	61.22
De Ruyter	63.12
Bergen						0.2220
L5b						0.2123
L8b-P4						0.2123
L8b-A West						0.2123
P15/P18						0.2402
F2a Hanze						0.3106
F2a Pliocene						0.1897
P11b De Ruyter						0.2867
West Beemster						0.2163
Libya
Amna	59.75
Sirtica	60.22
En Naga(Es Sider)	60.57
Syria
	61.16			8.03					527.83	507.92
Trinidad
					3.82

All economic analysis has been carried out in the appropriate local currency and the results have been reported in $Can. The following exchange rates were supplied by Suncor for this purpose.

EXCHANGE RATES AS OF DECEMBER 31, 2009

$CAN/£	1.7900
$CAN/€uro	1.5167
$CAN/$US	1.1508
$US/£	1.3900
$US/£	1.5533
£/€uro	0.8950

Production costs and capital costs used in this report were supplied by Suncor. They were reviewed by RPS Energy and deemed to be reasonable, and therefore accepted by RPS Energy as represented. If, in the course of our review the validity or sufficiency of any cost information or data was brought into question, we did not rely on such information or data until we had satisfactorily resolved our concerns thereto or had independently verified such information or data.

The economic limit of each field (at the 1P and 2P level) was determined as the year after which the net operating cash flow turned negative for the last time.

Within the UK and Netherlands, abandonment expenditure is assumed to occur in the year after the operating cashflow goes negative as defined in the Economic Limit Test. The cost of abandonment, after tax relief, shows up in the cash flow as a cash outflow offset by any tax loss carry back credits at the end of the producing life of the field.  In PSC’s (for example, the Amal field cashflow) the cost of abandonment is usually a cost recoverable item. As such the contractor must set aside a provision for eventual abandonment during the life of the field. These provisions are usually made to an escrow account and are treated in the cashflow as a cash outflow at the time of making the provision. As such no large negative cashflow outflow will show in the field cashflow at the end of its economic life.

Suncor’s net reserves are defined as their working interest share of the gross field reserves (after economic cut off) less royalties. In the UK and Netherlands there is no longer any royalty payable and therefore the WI Reserves and Net after Royalty Reserves are one and the same. In Libya, Syria and Trinidad, where Suncor’s participation is under a Production Sharing Contract arrangement, the company’s net reserves are a function of their entitlement to Cost Oil and a share of Profit Oil. The difference between the WI reserves and the Net Reserves is therefore not simply due to a deduction for royalty.

Key Findings of Evaluation and Review

RPS have carried out independent evaluations of proved reserves and probable reserves for three of Suncor’s “International” fields, and have undertaken reviews of Suncor’s internal evaluations for the remaining Suncor “International” fields.  The results of these evaluations and reviews are summarised in Table 1 (for Net After Royalty Reserves), which show the resulting proved reserves and probable reserves (for Oil and NGL combined and for Gas) by geographic area.  The proved reserves and probable reserves for each of the individual fields evaluated by RPS have been evaluated in accordance with the SEC Guidance detailed above under “Applicable Reserves Definitions”; reviews carried out by RPS for fields evaluated by Suncor have been undertaken against the same SEC Guidance.  The estimated reserves for the individual fields have been summed arithmetically within each geographic area, in accordance with SEC guidance, to give the numbers that have been quoted in Table 1. The reserves estimates included in Table 1 are as evaluated by RPS for the three International fields evaluated by RPS and as evaluated by Suncor in the case of the remaining fields (for which RPS carried out reviews).  The percentages of Suncor Energy’s total proved reserves (which sum to 3552 MMboe) and probable reserves (which sum to 2828 MMboe), expressed as barrels of oil equivalent, that were evaluated and reviewed by RPS in each category are also shown in Table 1.  It should be noted that due to the effects of rounding, the numbers shown in Table 1 might not add up exactly in all cases.

In respect of the fields where the reserves were reviewed, RPS has conducted a high-level assessment of reserves data and information provided by Suncor, supplemented by detailed discussions with Suncor reserves management and other staff, and concluded that the final reserves data were plausible.  The steps in the review process consisted primarily of enquiry, analytical procedure, analysis, review of historical reserves performance, and discussion with Suncor’s reserves management staff.  In this context “plausible” means the reserves data appear to be worthy of belief based on the information obtained by the independent qualified reserves auditor in carrying out the aforementioned steps.

Regulatory Considerations

Our report has been prepared assuming the continuation of existing regulatory and fiscal conditions subject to the guidance in the COGE Handbook and SEC regulations. Notwithstanding that Suncor currently has regulatory approval to produce the reserves identified in our report, there is no assurance that changes in regulation will not occur; such changes, which cannot reliably be predicted, could impact Suncor’s ability to recover the estimated reserves.

Uncertainties of Forward-Looking Statements and Reserve Estimates

Estimates of oil and gas reserves estimates have an inherent level of associated uncertainty the degree of which is affected by many factors. Reserves estimates will vary due to the limited and imprecise nature of data upon which the estimates of reserves are predicated. Moreover, the methods and data used in estimating reserves are often necessarily indirect in character or based on analogy rather than direct or deductive. The persons involved in the preparation of reserves estimates and associated information are required, in applying geosciences, engineering and evaluation principles, to make numerous unbiased judgments based upon their educational background, professional training, and professional experience. The extent and significance of the judgments to be made are sufficient, in themselves, to render reserves estimates inherently imprecise. Reserves estimates may also change substantially as additional data becomes available and as economic conditions impacting oil and gas prices and costs change. Reserves estimates will also change over time due to other factors such as improvements in knowledge and technology, changing fiscal and economic conditions, and changes to contractual, statutory and regulatory provisions.

Requested Warranties

In addition to providing the findings of its evaluation and review, RPS makes the following warranties, which were requested of it by Suncor.

(a)           Neither RPS, nor its Shareholders and Officers have or have had any direct or indirect interest, nor do they expect to receive any direct or indirect interest in any securities of Suncor.

(b)           No limitations and/or restrictions were placed upon RPS by officials of Suncor in its independent evaluations and reviews of the International and Offshore Business Unit Reserves Reported Volumes of Suncor.

(c)           There has been no information obtained by RPS from January 1, 2010 to the date of this letter that would have material effect on the various amounts and classifications of reserves reported upon.

(d)           RPS consents to this summary report being filed with Suncor’s Annual Disclosure Requirements.

Very truly yours,

/s/ Dr. Graeme Simpson
Dr. Graeme Simpson
Director, Advisory

Attachment

TABLE 1

SUMMARY OF RESERVES EVALUATED AND REVIEWED BY RPS ENERGY

(as of December 31, 2009)

NOTE: The reserves estimates included in this table are as evaluated by RPS for the three International fields evaluated by RPS and as evaluated by Suncor in the case of the remaining fields (for which RPS carried out reviews)

	Company Net Proved Reserves (After Royalty)
	Oil&NGL	SCO	Natural Gas	Total BOE*	Portion	Portion
Geographical Area	MMbbl	MMbbl	Bcf	MMbbl	Evaluated	Reviewed
North West Europe	141	0	29	146	79%	21%
Other International	45	0	387	109	16%	84%
Total	185	0	415	255	52%	48%
Grand Total Suncor**	294	2565	1692	3552
Proportion of Total Suncor Reserves	63%	0%	25%	7%

	Company Net Probable Reserves (After Royalty)
	Oil&NGL	SCO	Natural Gas	Total BOE*	Portion	Portion
Geographical Area	MMbbl	MMbbl	Bcf	MMbbl	Evaluated	Reviewed
North West Europe	73	0	72	85	71%	29%
Other International	60	0	265	105	8%	92%
Total	133	0	337	189	36%	64%
Grand Total Suncor**	246	1100	830	2828
Proportion of Total Suncor Reserves	54%	0%	41%	7%

*Conversion factors to barrels of oil equivalent: all liquids 1bbl/boe; natural gas 6Mcf/boe=6Bcf/MMboe

**Data provided by Suncor